
02033092

P.E 5-1-02


1-13240

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-k

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

NATIONAL ELECTRICITY COMPANY OF CHILE INC.
(Translation of Registrant's Name into English)

Santa Rosa 76, Santiago, Chile ((562) 6309000)
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes X No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

Yes No X

CRGH


ENDESA
Grupo Enersis

FOR IMMEDIATE RELEASE

For further information contact:

Jaime Montero, Giovano Suazo
Investor Relations
Endesa Chile
(56-2) 634-2329
gsuazo@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR FIRST QUARTER 2002.

(Santiago, Chile, April 29, 2002) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the First Quarter 2002. All figures are in constant Chilean pesos and are in accordance with Chilean Generally Accepted Accounting Principles (GAAP) as required by Chilean authorities (FECU). March 2001 figures have been adjusted to the CPI variation year-to-year, equal to 2.5%.

The consolidated financial statements of Endesa-Chile, for the period ended March 31, 2002, include all of the Company's Chilean subsidiaries, as well as its Argentinean subsidiaries, Hidroeléctrica El Chocón S.A.; Central Costanera S.A.; its Colombian subsidiaries, Central Hidroeléctrica de Betania S.A. and EMGESA; its Brazilian subsidiary Centrais Elétricas Cachoeira Dourada S.A.; and its Peruvian subsidiary Edegel.

Highlights for the Period

Endesa Chile's net income increased 257%, to US$ 25.8 million as of March 31, 2002, compared to US$ 7.2 million as of the same date in 2001.

Net income variation

The first quarter 2002 results compared to the same period last year reflect the following:

a) An improvement in the Company's operating income of US$ 11.6 million or 9.5%.

b) A significant decrease in financial expenses of US$ 9.2 million or 10.8%, explained by a lower debt level of approximately US$ 318 million in dollar terms, and lower international interest rates.

Partially offset by

c) Lower income from investments in related companies of US$ 3.2 million, mainly due to the effect of monetary correction in the results of our associated companies in Argentina

Consolidated Income Statement
(Chilean GAAP, million Ch$)

Table 1

(Chilean GAAP, million Ch$)				
	1Q 01	1Q 02	Var	Chg %
Operating Revenues	**235,276**	**228,314**	**(6,962)**	**(3.0%)**
Operating Expenses	**(148,342)**	**(134,058)**	**14,284**	**(9.6%)**
Operating Margin	**86,935**	**94,256**	**7,322**	**8.4%**
SG&A	(7,324)	(7,043)	281	(3.8%)
Operating Income	**79,611**	**87,213**	**7,603**	**9.5%**
Net Financial Income (Expenses)	(51,770)	(45,859)	5,911	(11.4%)
Interest Income	4,149	4,004	(146)	(3.5%)
Interest Expense	(55,919)	(49,863)	6,056	(10.8%)
Net Income from Related Companies	(1,388)	(3,460)	(2,072)	149.3%
Equity Gains from Related Companies	787	2,456	1,669	212.1%
Equity Losses from Related Companies	(2,175)	(5,916)	(3,742)	172.1%
Net other Non Operating Income (Expense)	4,803	(3,197)	(8,000)	(166.6%)
Other Non Operating Income	11,550	23,722	12,172	105.4%
Other Non Operating Expenses	(6,747)	(26,919)	(20,172)	299.0%
Positive Goodwill Amortization	(1,872)	(2,010)	(139)	7.4%
Price Level Restatement	1,844	(316)	(2,161)	(117.2%)
Exchange differences	(9,701)	(5,930)	3,771	(38.9%)
Non Operating Income	**(58,083)**	**(60,773)**	**(2,690)**	**4.6%**
Net Income b. Taxes, Min Int and Neg Goodwill Amort	**21,527**	**26,440**	**4,913**	**22.8%**
Income Tax	(10,611)	(12,077)	(1,466)	13.8%
Minority Interest	(16,442)	(8,478)	7,964	(48.4%)
Negative Goodwill Amortization	10,269	11,066	797	7.8%
NET INCOME	**4,743**	**16,951**	**12,207**	**257.4%**

Consolidated Income Statement
(Chilean GAAP, thousand US$)

Table 1.1

(Chilean GAAP, thousand US$)				
	1Q 01	1Q 02	Var	Chg %
Operating Revenues	358,708	348,093	(10,614)	(3.0%)
Operating Expenses	(226,165)	(204,388)	21,777	(9.6%)
Operating Margin	132,542	143,705	11,163	8.4%
SG&A	(11,166)	(10,738)	428	(3.8%)
Operating Income	121,376	132,967	11,591	9.5%
Net Financial Income (Expenses)	(78,930)	(69,918)	9,012	(11.4%)
Interest Income	6,326	6,104	(222)	(3.5%)
Interest Expense	(85,256)	(76,022)	9,234	(10.8%)
Net Income from Related Companies	(2,116)	(5,275)	(3,160)	149.3%
Equity Gains from Related Companies	1,200	3,745	2,545	212.1%
Equity Losses from Related Companies	(3,316)	(9,020)	(5,705)	172.1%
Net other Non Operating Income (Expense)	7,323	(4,874)	(12,197)	(166.6%)
Other Non Operating Income	17,610	36,168	18,558	105.4%
Other Non Operating Expenses	(10,287)	(41,042)	(30,755)	299.0%
Positive Goodwill Amortization	(2,854)	(3,065)	(211)	7.4%
Price Level Restatement	2,811	(482)	(3,294)	(117.2%)
Exchange differences	(14,790)	(9,041)	5,749	(38.9%)
Non Operating Income	(88,555)	(92,656)	(4,101)	4.6%
Net Income b. Taxes, Min Int and Neg Goodwill Amort	32,821	40,311	7,490	22.8%
Income Tax	(16,178)	(18,414)	(2,236)	13.8%
Minority Interest	(25,068)	(12,926)	12,142	(48.4%)
Negative Goodwill Amortization	15,656	16,872	1,215	7.8%
NET INCOME	7,232	25,843	18,612	257.4%

Main Events during the Period

Tariffs in Chile

The National Energy Commission (NEC) set regulated node prices for the Interconnected Central System (SIC) at US$ 33.2 per MWh (monomic price at Alto Jahuel) in April 2002. The figure is 3.4% less than the price set in October 2001 at US$ 34.3 per MWh.

Investments

Regarding Company investments, the Ralco project, planned for commissioning by the end of 2003, had completed 56% of its construction works by the end of March 2002.

Moreover, the second interconnection line between Argentina and Brazil being built by the CIEN consortium, in which the Company has a 45% share, has completed 92% of its construction phase and is currently in the testing phase. Commercial operations are expected to begin in May 2002.

Reelection of Board of Directors

A new Board of Directors was elected at Endesa's Shareholders' Meeting held on April 11, 2002. Furthermore, Pablo Yrarrázaval Valdés was appointed President of the Board and Mr. Antonio Pareja Molina Vice-President at an Extraordinary Board Meeting held that same day, thus maintaining their positions.

Dividends Policy

At the Shareholders' Meeting held on April 11, 2002, the dividends policy applicable to fiscal year 2002 was made known. Said policy consists of distributing 30% of fiscal year net profits, and voting members approved to pay a 0.94-Chilean peso dividend per share on April 22, 2002, corresponding to 2001 net profits.

Operating Income

First quarter 2002 operating income amounted to US$ 133 million, which is 9.5 % greater than first quarter 2001. The increase in operating income can basically be explained by improved performance demonstrated by operations in Chile and Peru.

In Argentina, as expected, operating income amounted to US$ 3.4 million, which represents a US$ 12.6 million setback compared to first quarter 2001. The lower operating income figure is due to a 20.2 % decrease in physical energy sales and lower average energy sales price at El Chocón, brought on by the devaluation of the Argentinean Peso. It should be mentioned that energy exports to Brazil allowed for partially offsetting the reduction in Costanera's operating income.

In Brazil, Cachoeira Dourada's operating income dropped by 5%, totaling US$ 9 million, which was caused to a great extent by decreased generation and more energy purchased in order to meet contractual obligations while attempting to regain reservoir levels following a prolonged drought in South-Eastern Brazil.

In Chile, first quarter 2002 operating income grew by 102.3%, amounting to US$ 67.3. This increase was produced primarily by a 12% increase in hydraulic generation given by greater reservoir levels, as well as an increase in average price of energy sales resulting from the corporate commercial policy that has made it possible for the Company to benefit from better prices on the non-regulated customer and spot markets. Furthermore, greater water volume enabled the company to reduce its energy purchase and fuel costs by US$ 6.4 million.

In Colombia, first quarter 2002 operating results decreased by 27 %, amounting to US$ 29.3 million, mostly due to a US$ 2.4 million increase in Emgesa's energy purchase and capacity costs, in addition to a higher US$ 6.5 million in toll expenses.

The Edegel subsidiary in Peru also contributed to boosting the consolidated operating income. Edegel's operating income grew by 6.2 %, totaling US$ 24 million, primarily because of greater spot market sales prices that more than offset the lower physical energy sales on that same market.

The consolidated operating improvement represents a strengthening of the Company's financial position secured through a solid cash flow coupled with a lower indebtedness and financial expenses level that have boosted the Company's leverage and coverage ratios to better levels.

The leverage ratio improved from 1.23 as of March 2001 to 1.18 as of March 2002, which is also favorably compared to a leverage ratio of 1.21 as of December 2001. Furthermore, the interest coverage ratio (EBITDA/net financial expenses) also underwent an improvement, jumping from 2.43 in March 2001 to 2.92 in March 2002, while the December 2001 ratio was recorded at 2.53

Non-operating Income

Non-operating losses amounted to US$ 92.7 million in the first quarter 2002, compared to US$ 88.6 million recorded for first quarter 2001. This difference can basically be attributed to:

- A net effect of US$ 7.5 million in losses brought on mainly by a devaluation of the monetary assets of our foreign subsidiaries
- An additional US$ 3.2 million in net losses corresponding to investments in related companies mostly attributed to the effect of the monetary correction on the results of Gasatacama and CIEN.
- These losses were partially offset by US$ 9.2 million in lower financial expenses.

Interest income decreased 3.5% to US$ 6.1 million in first quarter 2002 from US$ 6.3 million for the same 2001 period. This decrease is primarily attributed to lower market interest rates.

Interest expense decreased 10.8% to US$ 76 million in first quarter 2002 from US$ 85.3 million in 2001. The decrease in interest expense was largely due to the decrease in financial debt of approximately US$ 318 million in dollar terms, and a decrease in the market interest rate, both of which were partially offset by an increase in the exchange rate (Chilean pesos per dollar).

Net Income from related companies decreased, amounting to a US$ 5.3 million loss in first quarter 2002 from US$ 2.1 million in losses in 2001, principally due to the impact of the Argentine devaluation that affected the results of the both CIEN and Gasatacama during the quarter.

Other non-operating income increased to US$ 36.2 million in first quarter 2002 from US$ 17.6 million in 2001, principally due to US$ 16.2 million related to operating incomes from the previous year and US$ 2.9 million in profits derived from the sale of fixed assets.

Goodwill amortization was US$ 3.1 million in first quarter 2002, compared to US$ 2.9 million for 2001. This increase is mainly explained by the depreciation of the Chilean peso in relation to the U.S. dollar in real terms.

Other non-operating expenses increased 299% to US$ 41 million in first quarter 2002 from US$ 10.3 million in 2001. The increase in other non-operating expenses was primarily due to US$ 16.3 million related to operating expenses from previous years and the US$ 10.6 million in losses brought on by the devaluation of monetary assets of our subsidiaries in Colombia, Argentina and Peru.

Exchange difference resulted in a loss of US$ 9 million, compared to a loss of US$ 14.8 million in first quarter 2001. The exchange-rate difference reflects the 0.2% increase in the exchange rate during first quarter 2002, compared to 2001 when the exchange rate increased by 3.7%.

Price-level restatement totaled US$ 482 thousand losses in first quarter 2002 compared to US$ 2.8 million in 2001 mainly due to the negative inflation rate of 0.4% during first quarter 2002, compared to a positive inflation rate of 0.1% in the same 2001 period.

Income tax totaled US$ 18.4 million representing a 13.8% increase compared to first quarter 2001, which was mainly due to better results at subsidiaries Edegel and San Isidro.

Minority interest amounted to US$ 12.9 million, which is a 48.4% decrease compared to first quarter 2001, primarily due to lower results recorded in Argentina.

Consolidated Balance Sheet Analysis

The evolution of the key financial indicators has been as follows:

Table 2

Assets (million Ch$)	Mar-01	Mar-02	Mar 02-01	%Var 02-01
Current Assets	304,572	269,564	(35,007)	(11.5%)
Fixed Assets	5,205,555	5,367,083	161,528	3.1%
Other Assets	404,345	465,744	61,400	15.2%
Total Assets	**5,914,472**	**6,102,392**	**187,920**	**3.2%**

Table 2.1

Assets (thousand US$) (1)	Mar-01	Mar-02	Mar 02-01	%Var 02-01
Current Assets	464,357	410,984	(53,373)	(11.5%)
Fixed Assets	7,936,507	8,182,777	246,269	3.1%
Other Assets	616,473	710,084	93,611	15.2%
Total Assets	**9,017,338**	**9,303,845**	**286,507**	**3.2%**

Table 3

Liabilities(million Ch$)	Mar-01	Mar-02	Mar 02-01	%Var 02-01
Current liabilities	530,322	602,322	72,001	13.6%
Long-term liabilities	2,733,074	2,698,941	(34,133)	(1.2%)
Minority interest	1,312,122	1,387,455	75,333	5.7%
Equity	1,338,954	1,413,674	74,720	5.6%
Total Liabilities	**5,914,472**	**6,102,392**	**187,920**	**3.2%**

Table 3.1

Liabilities(thousand US$) (1) (2)	Mar-01	Mar-02	Mar 02-01	%Var 02-01
Current liabilities	808,541	918,314	109,774	13.6%
Long-term liabilities	4,166,907	4,114,866	(52,040)	(1.2%)
Minority interest	2,000,491	2,115,345	114,854	5.7%
Equity	2,041,400	2,155,320	113,920	5.6%
Total Liabilities	**9,017,338**	**9,303,845**	**286,507**	**3.2%**

(1) Ch$ figures divided by March 2002 exchange rate of 1 US$ = $ 655.90

(2) Given that the Company's financial debt is mainly denominated in dollars, a more meaningful comparison is to calculate the amount considering the exchange rate of each period (1US$ = 594.97 in March 2001 and 1US$ = 655.90 in March 2002). By doing this analysis you see that the decrease from first quarter 2001 to first quarter 2002 is approximately **US$ 318 million**.

Table 4

Indicator	Unit	Mar-01	Mar-02	Mar 02-01	%Var 02-01
Liquidity	Times	0.57	0.45	(0.12)	(21.1%)
Acid ratio test *	Times	0.38	0.34	(0.04)	(10.5%)
Leverage **	Times	1.23	1.18	(0.05)	(4.1%)
Short-term debt	%	16.30	18.20	1.90	11.7%
Long-term debt	%	83.70	81.80	(1.90)	(2.3%)
Working capital	million Ch$	(225,750)	(332,758)	(107,008)	47.4%
Working capital	thousands US$	(344,183)	(507,330)	(163,147)	47.4%

(*) Current assets net of inventories and pre-paid expenses
(**) Compounds to the ratio = Total debt / (equity + minority interest)

Endesa Chile's working capital decreased by US$ 163.1 million as of March 31, 2002, compared to 2001, basically due to the decrease of long-term liabilities.

The Company's liquidity levels are considered normal for hydroelectric generators, considering the fact that current liabilities are mainly the current portion of long-term obligations for the next twelve months, and current assets only take into consideration accounts receivables for a month. The main input for hydro-facilities is water, and both snow and water reservoirs are not considered current assets in accounting figures. It is also worth noting that the Company's main operating cost is depreciation, which does not have an impact on cash flow.

Consolidated Balance Sheet
(Chilean GAAP)

Table 5

	Million Ch$		Thousand US$	
	1Q01	1Q02	1Q01	1Q02
CURRENT ASSETS				
Cash	5,615	14,992	8,561	22,857
Time Deposits	29,913	42,112	45,605	64,204
Marketable Securities	659	5	1,005	7
Accounts Receivable, net	109,283	83,933	166,616	127,966
Notes receivable	511	963	778	1,469
Other accounts receivable	24,573	21,601	37,465	32,934
Amounts due from related companies	31,319	38,980	47,749	59,429
Inventories, net	23,571	15,408	35,937	23,492
Income taxes recoverable	44,613	27,303	68,018	41,627
Prepaid expenses	6,707	3,716	10,225	5,666
Other current assets	27,809	20,552	42,398	31,335
Total current assets	**304,572**	**269,564**	**464,357**	**410,984**
PROPERTY, PLANT AND EQUIPMENT				
Property	35,056	38,298	53,447	58,390
Buildings and Infraestructure	5,603,978	5,906,029	8,543,952	9,004,466
Plant and equipment	1,043,552	1,101,360	1,591,022	1,679,158
Other assets	68,757	78,992	104,828	120,432
Technical appraisal	599,623	641,454	914,198	977,976
Sub-Total	7,350,965	7,766,133	11,207,448	11,840,422
Acumulated depreciation	2,145,410	2,399,050	3,270,941	3,657,645
Total property, plant and equipment	**5,205,555**	**5,367,083**	**7,936,507**	**8,182,777**
OTHER ASSETS				
Investments in related companies	158,099	153,789	241,041	234,470
Investments in other companies	69,174	74,363	105,464	113,375
Positive Goodwill	118,613	119,524	180,841	182,228
Negative goodwill	(179,979)	(150,840)	(274,399)	(229,975)
Long-term receivables	15,071	46,042	22,978	70,196
Amounts due from related companies	148,368	159,947	226,205	243,858
Intangibles	26,209	27,516	39,959	41,951
Accumulated amortization	(2,648)	(3,138)	(4,038)	(4,784)
Others	51,438	38,544	78,423	58,765
Total other assets	**404,345**	**465,744**	**616,473**	**710,084**
TOTAL ASSETS	**5,914,472**	**6,102,392**	**9,017,338**	**9,303,845**

Consolidated Balance Sheet
(Chilean GAAP)

Cont. Table 5

	Million Ch$		Thousand US$	
	1Q01	1Q02	1Q01	1Q02
LIABILITIES AND SHAREHOLDER'S EQUITY				
CURRENT LIABILITIES				
Due to banks and financial institutions:				
Short Term	76,362	40,624	116,424	61,937
Current portion of long-term debt	181,597	227,763	276,867	347,253
Current portions of bonds payable	45,313	45,406	69,086	69,226
Current portion of other long-term debt	32,031	28,539	48,836	43,511
Dividends payable	63	28	97	42
Accounts payable	57,255	74,077	87,293	112,939
Miscellaneous payables	5,549	21,399	8,460	32,625
Amounts payable to related companies	38,779	107,619	59,124	164,079
Provisions	24,525	34,759	37,392	52,994
Withholdings	10,706	6,837	16,323	10,423
Income Tax	45,803	11,629	69,833	17,730
Prepaid Incomes	-.-	473	-.-	720
Deferred Taxes	2,456	304	3,744	464
Other current liabilities	9,880	2,866	15,063	4,370
Total current liabilities	530,322	602,322	808,541	918,314
LONG-TERM LIABILITIES				
Due to banks and financial institutions	981,030	736,709	1,495,701	1,123,203
Bonds payable	1,492,670	1,646,066	2,275,758	2,509,629
Notes payable	174,454	163,083	265,976	248,641
Accounts payable	25,373	24,199	38,684	36,894
Amounts payable to related companies	18,786	62,835	28,642	95,800
Accrued expenses	24,223	30,718	36,931	46,833
Deferred taxes	15,725	29,522	23,975	45,010
Other long-Term liabilities	813	5,809	1,240	8,856
Total Long-term liabilities	2,733,074	2,698,941	4,166,907	4,114,866
Minority interest	1,312,122	1,387,455	2,000,491	2,115,345
SHAREHOLDERS' EQUITY				
Paid-in capital, no par value	1,003,636	1,009,511	1,530,166	1,539,123
Additional paid-in capital-share premium	197,072	197,236	300,461	300,710
Other reserves	64,787	62,468	98,776	95,240
Total Capital and Reserves	1,265,495	1,269,214	1,929,403	1,935,073
Accumulated surplus (deficit) during development period of certain subsidaries	2,102	(908)	3,204	(1,384)
RETAINED EARNINGS				
Retained earnings	66,614	128,417	101,561	195,787
Retained Losses	0	0	0	0
Net Income	4,743	16,951	7,232	25,843
Interim dividends	0	0	0	0
Total Retained Earnings	71,357	145,367	108,793	221,630
Total Shareholder's Equity	1,338,954	1,413,674	2,041,400	2,155,320
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	5,914,472	6,102,392	9,017,338	9,303,845

Consolidated Cash Flow
(Chilean GAAP)

Table 6

Effective Cash Flow (million Ch$)	Mar-01	Mar-02	Mar 02-01	%Var 02-01
Operating	84,162	101,782	17,620	20.9%
Financing	(107,168)	(136,101)	(28,933)	27.0%
Investment	28,239	390	(27,849)	(98.6%)
Net cash flow of the period	5,233	(33,929)	(39,161)	748.4%

Table 6.1

Effective Cash Flow (thousand US$)	Mar-01	Mar-02	Mar 02-01	%Var 02-01
Operating	128,315	155,179	26,864	20.9%
Financing	(163,391)	(207,502)	(44,112)	27.0%
Investment	43,054	595	(42,459)	(98.6%)
Net cash flow of the period	7,978	(51,728)	(59,706)	748.4%

The variation in the makeup of the cash flow during the period is basically explained by:

a) Cash flow from operating activities, that increased 20.9% to US$ 155.2 million in first quarter 2002, reflects the improvement in the operating performance during the period, partially offset by the effect of the drop in operating results in Argentina.

b) Negative cash flow from financing activities of US$ 207.5 million primarily produced by the prepayment of bank debt.

c) Cash flow from investment activities of US$ 595 thousand mainly due to investments in the Ralco hydroelectric project balanced by proceeds from the sale of assets in Chile.

Consolidated Cash Flow
(Chilean GAAP)

Table 7

	Million Ch$		Thousand US$	
	1Q01	1Q02	1Q01	1Q02
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES				
Net income (loss) for the year	4,743	16,951	7,232	25,843
(Profit) loss on sale of assets	0	781	0	1,190
(Profit) loss on sale of fixed assets	0	781	0	1,190
(Profit) on sales of investments	-	-	-	-
Charges (credits) which do not represent cash flows	49,009	53,394	74,720	81,405
Depreciation	44,860	44,506	68,380	67,854
Amortization of intangibles	1,585	2,205	2,416	3,362
Provisions and write-offs	-	-	-	-
Accrued profit from related companies (less)	(787)	(2,455)	(1,200)	(3,745)
Accrued losses from related companies	2,175	5,916	3,316	9,020
Amortization of positive goodwill	1,872	2,000	2,854	3,055
Amortization of negative goodwill (less)	(10,269)	(11,068)	(15,655)	(16,872)
Net, price level restatement	(1,844)	36	(2,811)	42
Net exchange difference	9,701	5,930	14,790	9,041
Other credits which do not represent cash flow	(2,130)	(10,107)	(3,247)	(15,409)
Other charges which do not represent cash flow	3,866	16,138	5,879	24,605
Assets variations which affect cash flow	(12,889)	(16,188)	(19,648)	(24,686)
Decrease (increase) in receivable accounts	(25,881)	(7,355)	(39,459)	(11,213)
Decrease (increase) in inventories	(314)	755	(479)	1,152
Decrease (increase) in other assets	13,300	(9,588)	20,277	(14,588)
Liabilities variations which affect cash flow	43,306	45,682	66,025	71,387
Decrease (increase) in accounts payable related to the operation	16,951	14,570	25,843	22,213
Interest payable	4,342	15,886	6,620	24,205
Tax payable	(6,355)	-	(9,689)	-
Other accounts payable related to non operating activities	15,228	7,025	23,201	10,710
Value added tax and other taxes payable	(3,291)	874	(5,016)	1,332
Minority interest	16,442	8,478	25,008	12,956
NET POSITIVE CASH FLOW ORIGINATED FROM OPERATING ACTIVITIES	84,162	100,782	128,335	153,179
CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES				
Shares issued and subscribed	-	-	-	-
Proceeds from loans obtained	22,417	26,782	34,178	40,833
Proceeds from debt issuance	-	5,710	-	8,706
Proceeds from loans obtained from related companies	77,690	107,189	118,448	163,398
Other sources of financing	-	1,804	-	2,751
Dividends paid	(2,890)	(5,337)	(4,407)	(8,137)
Loans, debt amortization (less)	(102,373)	(20,228)	(156,081)	(30,797)
Issuance debt amortization (less)	(47,516)	(33,084)	(72,597)	(50,441)
Amortization of loans obtained from related companies	(52,566)	(37,841)	(80,173)	(57,694)
Amortization of other loans obtained from related companies	-	-	-	-
Amortization of expenses related to issuance of debt (less)	-	-	-	-
Other disbursements related to financing (less)	(1,809)	(77)	(2,758)	(117)
NET (NEGATIVE) CASH FLOW ORIGINATED FROM FINANCING ACTIVITIES	(107,168)	(135,104)	(163,391)	(207,508)
CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES				
Sale of fixed assets	29	11,000	44	16,771
Sale of Long-term investments	-	-	-	-
Collection upon loans to related companies	36,124	15,526	55,076	23,671
Other income on investments	8,566	438	13,056	668
Additions to fixed assets (less)	(14,985)	(13,654)	(22,846)	(20,817)
Long-term investments (less)	-	-	-	-
Investment in marketable securities	-	-	-	-
Other loans provided to related companies (less)	-	(10,954)	-	(16,700)
Other investment disbursements (less)	(1,506)	(1,966)	(2,294)	(2,998)
NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	28,239	390	43,054	595
NET POSITIVE CASH FLOW FOR THE PERIOD	5,233	(39,929)	7,978	(60,728)
EFFECT OF PRICE LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	977	158	1,489	240
NET VARIATION OF CASH AND CASH EQUIVALENT	6,209	(38,771)	9,467	(59,488)
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	29,338	90,694	44,689	138,590
FINAL BALANCE OF CASH AND CASH EQUIVALENT	35,558	57,538	54,166	87,703

Business Information
Main Operating Figures

Table 8

Company	GWh sold 1Q2001	GWh sold 1Q2002	Dif 02-01	Var 02-01
Chilean Companies	4,335	4,428	93	2.15%
Chocón	732	615	(117)	(15.98%)
Costanera	2,351	1,845	(506)	(21.52%)
Edegel	1,175	1,094	(81)	(6.89%)
Betania	409	439	30	7.33%
Emgesa	3,221	3,220	(1)	(0.03%)
Cachoeira	833	828	(5)	(0.60%)

Company	GWh produced 1Q2001	GWh produced 1Q2002	Dif 02-01	Var 02-01
Chilean Companies	3,853	4,137	284	7.38%
Chocón	674	599	(75)	(11.13%)
Costanera	2,074	1,572	(502)	(24.20%)
Edegel	1,173	1,127	(46)	(3.92%)
Betania	325	301	(24)	(7.38%)
Emgesa	1,989	2,353	364	18.30%
Cachoeira	762	395	(367)	(48.16%)

Endesa Chile's Operating Income Break Down by Country
(Chilean GAAP)

Table 9

	Million Ch$		Thousand US$		
	1Q01	1Q02	1Q01	1Q02	Chg %
Operating Revenues	**235,276**	**228,314**	**358,708**	**348,093**	**(3.0%)**
Energy sales					
Chocon	12,795	4,908	19,508	7,483	(61.6%)
Costanera	38,001	20,369	57,938	31,055	(46.4%)
Betania - Emgesa	55,271	56,007	84,268	85,389	1.3%
Cachoeira	12,942	13,156	19,732	20,057	1.7%
Edegel	23,182	25,671	35,343	39,139	10.7%
Chile	83,034	98,691	126,595	150,467	18.9%
Other revenues	10,051	9,513	15,324	14,503	(5.4%)
Operating Expenses	**148,342**	**134,058**	**226,165**	**204,388**	**(9.6%)**
Chocon	8,734	6,709	13,316	10,228	(23.2%)
Costanera	30,551	15,908	46,579	24,253	(47.9%)
Betania - Emgesa	28,195	36,047	42,987	54,957	27.8%
Cachoeira	6,179	6,727	9,420	10,256	8.9%
Edegel	7,602	8,378	11,590	12,773	10.2%
Chile	67,080	60,290	102,272	91,920	(10.1%)
Operating Margin	**86,935**	**94,256**	**132,542**	**143,705**	**8.4%**
SG&A	**7,324**	**7,043**	**11,166**	**10,738**	**(3.8%)**
Chocon	238	98	363	149	(58.9%)
Costanera	826	352	1,259	537	(57.3%)
Betania - Emgesa	765	741	1,167	1,130	(3.2%)
Cachoeira	513	490	783	747	(4.6%)
Edegel	1,221	1,707	1,862	2,602	39.7%
Chile	3,760	3,655	5,733	5,572	(2.8%)
Operating Income	**79,611**	**87,214**	**121,376**	**132,969**	**9.6%**

Endesa Chile's Ownership Structure, as of March 31, 2002
Total Shareholders : 30,834. Total Shares Outstanding: 8,201,754,580

Figure 1


Others
8.34%
Individuals
7.74%
Chilean Pension Funds
14.52%
ADR's
9.42%
Enersis
59.98%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for First Quarter 2002, on Thursday, May 2nd, 2002, at 12:00 (noon), eastern time. To participate, please dial (973) 694-6836 or (800) 360-9865 (toll free USA), approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet, or listen to a webcast replay of the call you may access both at **www.endesa.cl** (please note that this is a listen only mode).

This Press Release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile's business plans; (2) Endesa Chile's cost-reduction plans; (3) trends affecting Endesa Chile's financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile's or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile's Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

By: 

Mario Valcarce Durán

Chief Financial Officer

Date: May 2, 2002